                                                                                                                                                          Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Fourth Quarter and Full Year 2019

Hangzhou, March 27, 2020— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019, and provided a business update.

Business Update

•

Q4 Revenue Met Expectations.  Fourth quarter revenue of $14.2 million was at the high end of the Company’s guidance range of $10 to $15 million.  The net loss for the quarter was attributable to foreign currency losses and a slight operating loss.

•

CEO Leave of Absence.  As announced on March 16, 2020, the Company’s Chief Executive Officer (CEO) Mr. Tim Ti has taken a temporary leave of absence due to health reasons (unrelated to the COVID-19 virus).  The Company’s Board of Directors appointed UT’s Senior Vice President of Sales and Business Development for Japan and Korea, Dr. Zhaochen Huang as acting CEO.

•

Impact of the COVID-19 Virus.  Due to the mandatory shutdowns implemented by the Chinese government, some customer shipments were temporarily interrupted during the first quarter of 2020, but with limited financial impact.   As of the date of this release, production and operations in China have generally returned to normal.  However, as the Coronavirus pandemic is escalating around the globe, the impact to the Company’s future operations, revenue and earnings is likely to be significant and prolonged.

•

India Receivable.  The Company continues to collect amounts due from its major customer in India which is in the process of implementing an India government backed restructuring plan. Since the Company’s last earnings release on November 8, 2019, over $12 million has been collected, with $54 million still outstanding.   As a result of the recently announced 21-day national lockdown in India, the timing of future payments is uncertain.

•

Status of Large 5G Network Opportunity in China.  The Company was recently informed that the vendor team, of which the Company is a member, will not receive meaningful contract awards to support a large 5G project for a carrier in China for which its team was competing.  The carrier recently announced that the majority of the business will be awarded to other local vendors.

•	Business Streamlining. The Company has reassessed its less promising businesses and will discontinue its goSmart product line and exit the retail automation market.

UTStarcom’s Acting Chief Executive Officer Dr. Huang commented, “Although the fourth quarter revenue met expectations, the Company faces significant challenges in 2020.  We are dealing with slower-than-expected collections from our large customer in India, and the impact from the Coronavirus pandemic, is likely to be significant.  Furthermore, our outlook is more uncertain due to diminished 5G prospects in China.  In light of these uncertainties, the Company and the Board are evaluating all strategic alternatives available to the Company.  As this evaluation is in progress, we are suspending our quarterly earnings conference call until further notice since we will not be able to comment on deliberations.”

Fourth Quarter and Full Year 2019 Financial Results

Summary of Q4 2019 Key Financials

	Q4 2019	Y/Y Change	Q/Q Change
Revenue	$14.2	+11.4%	+8.4%
Gross Profit	$5.1	-10.7%	-28.5%
Operating Expenses	$6.3	-24.1%	-34.4%
Operating Loss	($1.1)	+$1.4	+$1.2
Net Loss	($3.6)	-$2.3	-$1.5
Basic EPS	($0.1)	-$0.07	-$0.04
Cash Balance (including Restricted Cash)	$48.6	-34.0%	+2.2%

Summary of Full year 2019 Key Financials

	2019	Y/Y Change
Revenue	$65.8	-43.2%
Gross Profit	$24.4	-24.5%
Operating Expenses	$30.2	+8.2%
Operating Loss	($5.8)	-$10.2
Net Loss	($3.6)	-$8.4
Basic EPS	($0.1)	-$0.24
Cash Balance (including Restricted Cash)	$48.6	-34.0%

*Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS).

Total Revenues

Three months ended December 31, 2019

Q4 2019 total revenues were $14.2 million, compared to $12.7 million in the corresponding period in 2018.

•

Q4 2019 net equipment sales were $6.3 million, a decrease of 26.2% from $8.5 million in the corresponding period in 2018. The decrease was mainly from Japan as our customer began transitioning to the next generation network.

•	Q4 2019 net services sales were $7.9 million, an increase of 88.0% from $4.2 million in the corresponding period in 2018. The increase was mainly from India from several large projects.

Twelve months ended December 31, 2019

2019 total revenues were $65.8 million, a decrease of 43% from $115.9 million in 2018.

•

2019 net equipment sales were $43.9 million, a decrease of 55.0% from $97.7 million in 2018.  The decrease in equipment revenue was due to timing of project fulfillment in India, which contributed significant revenue in the prior year period.

•	2019 net services sales were $21.9 million, an increase of 19.9% from $18.2 million in 2018. The increase was mainly from India as several large projects were being implemented .

Gross Profit

Three months ended December 31, 2019

Q4 2019 gross profit was $5.1 million, or 36.3% of net sales, compared to $5.8 million, or 45.3% of net sales, in the corresponding period in 2018.

•

Q4 2019 equipment gross profit was $1.0 million, compared to $5.1 million in the corresponding period in 2018.  Q4 2019 equipment gross margin was 15.6%, compared to 60.3% for the corresponding period in 2018.  The decrease in gross margin was mainly due to one-time inventory reserve for overstock.

•

Q4 2019 service gross profit was $4.1 million, compared to $0.7 million in the corresponding period in 2018.  Q4 2019 service gross margin was 52.8%, compared to 14.7% for the corresponding period in 2018.  The increase in gross margin was mainly contributed from India.

Twelve months ended December 31, 2019

2019 gross profit was $24.4 million, or 37.0% of net sales, compared to $32.3 million, or 27.8% of net sales, in 2018.

•	2019 equipment gross profit was $15.8 million, compared to $25.6 million in 2018. 2019 equipment gross margin was 35.8%, compared to 26.2% in 2018 primarily due to product and geographical mix.

•	2019 service gross profit was $8.6 million, compared to $6.7 million in 2018. 2019 service gross margin was 39.5%, compared to 36.5% in 2018.

Operating Expenses

Q4 2019 operating expenses were $6.3 million, compared to $8.3 million in the corresponding period in 2018.

•

Q4 2019 selling, general and administrative (“SG&A”) expenses were $2.5 million, compared to $3.8 million in the corresponding period in 2018.  SG&A was lower in fourth quarter of 2019 due to continued tight cost controls.

•	Q4 2019 research and development expenses were $3.8 million, compared to $4.5 million in the corresponding period in 2018.

Twelve months ended December 31, 2019

2019 operating expenses were $30.2 million, compared to $27.9 million in 2018.

•

2019 SG&A expenses were $15.7 million, compared to $15.2 million in 2018.  The increase was mainly attributable to a higher accounts receivable allowance provided during the period for our India customer, partially offset by decreased expenses from continued tight cost controls.

•	2019 research and development expenses were $14.5 million, compared to $12.7 million in 2018. The increase reflected our continued investment in 5G technology and product development in 2019.

Operating Income (loss)

Q4 2019 operating loss was $1.1 million, compared to operating loss of $2.5 million in the corresponding period in 2018.

Full year 2019 operating loss was $5.8 million, compared to operating income of $4.4 million in 2018.

Interest Income, Net

Q4 2019 net interest income was $0.3 million, compared to $0.5 million in the corresponding period in 2018.

Full year 2019 net interest income was $1.2 million, compared to $1.7 million in 2018.

Other Income (Expenses), Net

Q4 2019 net other expense was $3.7 million, compared to net other income of $1.2 million in the corresponding period in 2018.  Other expense in Q4 2019 was mainly due to foreign exchange losses resulting from the devaluation of Indian Rupee and Chinese Yuan against the U.S. dollar.

Full year 2019 net other income was $0.9 million, compared to net other expense of $1.0 million in 2018.

Net Loss

Q4 2019 net loss attributable to shareholders was $3.6 million, compared to net loss of $1.3 million in the corresponding period in 2018.  Q4 2019 basic net loss per share was $0.10, compared to basic net loss per share of $0.04 for the corresponding period in 2018.

Full year 2019 net loss attributable to shareholders was $3.6 million, compared to net income of $4.8 million in 2018.  2019 basic net loss per share was $0.10, compared to basic net income per share of $0.14 in 2018.

Cash Flow

During Q4 2019, cash generated from operating activities was $3.3 million, cash used in investing activities was $6,088, and cash used in financing activities was $4.6 million.  As of December 31, 2019, UTStarcom had cash, cash equivalent and restricted cash of $48.6 million.

Outlook

For the first quarter of 2020, the Company expects revenue in the range of $8 to $12 million.

Fourth Quarter 2019 Conference Call Cancelled

Since the Board is considering strategic alternatives and cannot comment on those deliberations, the Company will not conduct a conference call to discuss these results.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations.  These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission.  The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheet

	December 31,	December 31,
	2019	2018
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$34,966	$57,049
Short-term investments	2,095	—
Accounts and notes receivable, net	78,031	60,666
Inventories and deferred costs	6,646	26,837
Short-term restricted cash	10,007	8,827
Prepaid and other current assets	5,815	6,776
Total current assets	137,560	160,155
Long-term assets:
Property, plant and equipment, net	1,092	1,258
Operating lease right-of-use assets, net	2,339	—
Long-term restricted cash	3,634	7,823
Other long-term assets	6,205	8,199
Total long-term assets	13,270	17,280
Total assets	$150,830	$177,435

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$30,875	$50,757
Customer advances	160	561
Deferred revenue	1,320	968
Operating lease liabilities, current	1,342	—
Other current liabilities	14,945	17,507
Total current liabilities	48,642	69,793
Long-term liabilities:
Operating Lease liabilities, non-current	954	—
Long-term deferred revenue and other liabilities	1,718	5,476
Total liabilities	51,314	75,269

Total equity	99,516	102,166
Total liabilities and equity	$150,830	$177,435

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve Months ended December 31,
	2019	2018	2019	2018
	(In thousands, except per share data)
Net sales	$14,183	$12,726	$65,823	$115,944
Cost of net sales	9,037	6,963	41,466	83,676
Gross profit	5,146	5,763	24,357	32,268
	36.3%	45.3%	37.0%	27.8%
Operating expenses:
Selling, general and administrative	2,501	3,801	15,727	15,156
Research and development	3,777	4,471	14,465	12,745
Total operating expenses	6,278	8,272	30,192	27,901

Operating Income (loss)	(1,132)	(2,509)	(5,835)	4,367

Interest income, net	261	486	1,227	1,702
Other income (expense), net	(3,722)	1,159	870	(1,014)
Equity pick up of losses of an associate	—	(351)	—	(613)
Income (loss) before income taxes	(4,593)	(1,215)	(3,738)	4,442
Income tax benefit (expense)	975	(55)	153	378
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(3,618)	$(1,270)	$(3,585)	$4,820

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.10)	$(0.04)	$(0.10)	$0.14
Weighted average shares outstanding—Basic	35,596	35,458	35,556	35,642

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve Months ended December 31,
	2019	2018	2019	2018
	(In thousands)		(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(3,618)	$(1,270)	$(3,585)	$4,820
Depreciation	157	160	644	702
Provision for doubtful accounts	(424)	293	4,396	812
Provision for deferred costs	1,559	(1,760)	1,559	(5,125)
Stock-based compensation expense	335	404	1,399	1,097
Net loss (gain) on disposal of assets	—	—	5	(21)
Gain on release of tax liability due to expiration of the statute of limitations	—	(2,462)	(1,182)	(2,462)
Gain on written-off long-term Account Payable due to expiration of the statute of limitations	—	—	(3,161)	—
Deferred income taxes	(300)	660	(303)	705
Loss from equity investments, net	—	351	—	613
Other-than-temporary impairment of equity investments	—	370	—	370
Gain on CTA recognition from liquidation subsidiaries	—	(909)	—	(909)
Changes in operating assets and liabilities	5,600	8,427	(23,919)	(26,708)
Net cash provided by (used in) operating activities	3,309	4,264	(24,147)	(26,106)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(6)	(4)	(507)	(225)
Acquisition of uSTAR, net of cash acquired	—	1,174	—	(673)
Purchase of short-term investment	—	—	(41)	—
Proceeds from short-term investments	—	—	41	3,143
Net cash provided by (used in) investing activities	(6)	1,170	(507)	2,245

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	30	56	101
Repurchase of common stock	—	(506)	(1,049)	(2,525)
Short-term borrowing	—	—	4,625	—
Pay off the short-term borrowing	(4,625)	—	(4,625)	—
Net cash used in financing activities	(4,625)	(476)	(993)	(2,424)
Effect of exchange rate changes on cash and cash equivalents	2,346	1,956	555	(702)
Net increase (decrease) in cash and cash equivalents	1,024	6,914	(25,092)	(26,987)
Cash, cash equivalents and restricted cash at beginning of period	47,583	66,785	73,699	100,686
Cash, cash equivalents and restricted cash at end of period	$48,607	$73,699	$48,607	$73,699